Exhibit 99.1

Pembina Pipeline Corporation Announces 2024 Guidance and Provides Business Update

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, Alberta--(BUSINESS WIRE)--December 11, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its 2024 financial guidance and provided a business update.

Highlights

  2024 adjusted EBITDA guidance of $3.725 billion to $4.025 billion, driven by continued volume growth across the Western Canadian Sedimentary Basin ("WCSB"), new assets placed into service, re-contracting of certain assets, and the prevailing commodity price outlook.
  2024 capital investment program of $880 million reflects growing volumes and Pembina’s commitment to providing safe, reliable, flexible, and cost-effective energy infrastructure solutions.
  At the midpoint of the Company’s guidance range the 2024 capital investment program is expected to be fully funded with cash flow from operating activities, net of dividends.
  Continued accretive investment opportunities in the core business, highlighted by the sanctioning of a new cogeneration facility at the Kaybob South 3 Processing Plant (the "K3 Plant") by Pembina Gas Infrastructure ("PGI"), and continued investment in northeast British Columbia ("NEBC") liquids egress. Pembina continues to progress the previously disclosed 40,000 barrels per day ("bpd") expansion of its NEBC Pipeline system and evaluate additional pipeline and terminal infrastructure in the region.
  Pembina is in development of additional growth projects, which could add up to $280 million to the 2024 capital investment program, inclusive of pre-final investment decision ("FID") contributions related to the Cedar LNG project ("Cedar LNG").
  Consistent financial leadership demonstrated by Pembina’s commitment to its financial guardrails, its low-risk and primarily fee-based business with high take-or-pay or cost-of-service contributions, and strong leverage metrics, including a forecasted year-end 2024 proportionately consolidated debt-to-adjusted EBITDA ratio of 3.3 to 3.6 times.

Business Update

The predictability and resilience of Pembina's business is being demonstrated once again in 2023 with the expectation of another record setting financial year. Strong results reflect growing volumes and rising capacity utilization across many key systems. In Pembina's conventional pipelines business, which is a proxy for the broader WCSB, second half 2023 volumes are expected to be five percent higher than the same period in 2022. The investments Pembina has made in recent years, including various expansions of the Peace Pipeline system and the transaction to form PGI have created the capacity to accommodate rising throughput, leading to highly accretive growth in Pembina's business. In addition, Pembina's growing platform and favourable commodity prices and price spreads have allowed its marketing business to outperform the historical average.

Momentum within the WCSB is expected to continue into 2024 and beyond and Pembina is well positioned to benefit from what it expects to be a transformational period in the Canadian energy industry. Over the next several years, Pembina sees the potential for mid-single digit annual volume growth across the WCSB, driven by near term catalysts, including up to approximately 2.8 billion cubic feet per day of new natural gas export capacity from new West Coast LNG projects, 590,000 bpd of new crude oil export capacity from the expected completion of the Trans Mountain Pipeline expansion, as well as potential new developments in the Alberta petrochemical industry, including Pembina’s expectation of more than 100,000 bpd of incremental ethane demand associated with Dow Inc.'s recent decision to build a new 1.8 million metric tonne per annum integrated ethylene cracker and derivatives facility in Fort Saskatchewan.

Given the scope and reach of its assets, highly economic expansion opportunities, existing long-term contracts, and agreements with three premier NEBC producers, Pembina is uniquely positioned to capture new volumes and benefit from the growth in the WCSB. Pembina will continue to invest in infrastructure to serve customers and enhance its integrated value chain, while also pursuing opportunities in the new ventures portfolio that align with the Company's strategy to enhance access to global markets and better align its future with the transition to a lower-carbon economy. Specific highlights include:

  PGI is proceeding with the development of a 28 MW cogeneration facility at its K3 Plant (the "K3 Cogeneration Facility"), which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers’ exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, this project is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant through the utilization of the cogeneration waste heat and the low-emission power generated. These attributes are expected to enhance the K3 Plant's competitiveness and potential to attract further incremental volumes in the area.

  The project is expected to cost approximately $70 million (net to Pembina) with an estimated in-service date in the first half of 2026, subject to receipt of regulatory and environmental approvals. This is Pembina's third co-generation project following the successful development of cogeneration facilities at the Redwater Complex and Empress NGL Extraction Facility.

  Construction of the previously announced expansion of the NEBC Pipeline system (the "NEBC MPS Expansion") continues to progress as expected. The NEBC MPS Expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This capacity will fulfill customer demand in light of growing production volumes from NEBC and previously announced long-term midstream service agreements with three premier NEBC Montney producers. The project is expected to cost approximately $90 million with an estimated in-service date in the fourth quarter of 2024.

  Additionally, Pembina continues to evaluate further expansions to support NEBC volume growth, including new pipelines and terminal upgrades within the NEBC Pipeline system and downstream systems between Taylor, British Columbia and Gordondale, Alberta. Pembina recently filed its project notification with the Canadian Energy Regulator in respect of the interprovincial portion of these expansions. These expansions would accommodate increased customer demand anticipated from growing production volumes within the NEBC Montney in the second half of the decade, drive higher utilization on the Peace Pipeline system, and allow Pembina's NEBC customers to access premium markets.

2024 Guidance

Pembina is anticipating adjusted EBITDA of $3.725 billion to $4.025 billion in 2024. Relative to 2023, the major factors driving the outlook for 2024 adjusted EBITDA include:

  Higher volumes on Pembina's conventional pipelines reflecting increased producer activity across the WCSB and the impact in the first half of 2023 from wildfires and the outage on the Northern Pipeline system. At the midpoint of the 2024 guidance range, volumes in Pembina's conventional pipelines business and gas processing business are expected to be approximately nine percent and three percent higher, respectively.
  A full year contribution from the Nipisi Pipeline, which was reactivated in October 2023, as well as the expectation of additional volume growth throughout the year. Current volumes on the Nipisi Pipeline are approximately 30,000 bpd with visibility to adding incremental firm commitments in the near term.
  A lower contribution from the Cochin Pipeline due to lower contracted tolls beginning in the third quarter of 2024. While contracted tolls are expected to be lower than 2023 levels, recent re-contracting efforts have yielded multi-year term extensions, and ongoing open seasons are similarly highlighting strong customer interest and the value of service on the Cochin Pipeline. In addition to recently increasing capacity from 95,000 to 110,000 bpd, Pembina is continuing to optimize the operating line, which may unlock incremental throughput capacity.
  A lower contribution from the NGL marketing business due to lower NGL prices and higher natural gas prices, and lower realized gains on commodity-related derivatives. Pembina has hedged approximately 40 percent of its 2024 frac spread exposure, excluding Aux Sable. For 2024, the weighted average price of Pembina's frac spread hedges, excluding transportation and processing costs, is approximately C$39.40 per barrel, which compares to the prevailing 2024 forward price at the end of November 2023 of approximately C$39.20 per barrel.

Excluding the contribution from the Marketing & New Ventures segment, the midpoint of the guidance range reflects an approximately four percent increase in fee-based adjusted EBITDA, relative to the forecast for 2023.

The lower and upper ends of the guidance range are framed primarily as a function of 1) commodity prices and the resulting contribution from the marketing business; 2) uncommitted volumes on key systems; and 3) the U.S./Canadian dollar exchange rate.

Current income tax in 2023 is forecast to be approximately $330 million. Relative to the original 2023 current tax guidance of $340 million to $395 million that Pembina provided in December 2022, the revised forecast reflects higher-than-expected earnings offset by lower-than-expected taxable income from partnerships. Current income tax expense in 2024 is anticipated to be $295 million to $345 million as Pembina will continue to benefit from the availability of tax pools from assets recently placed into service.

Pembina's 2024 adjusted EBITDA may be directly impacted by market-based prices as follows:

Key Variable	2024 Guidance Midpoint Assumption	Sensitivity	Impact on Adjusted EBITDA ($millions) (1)

AECO / Station 2 Natural Gas (CAD/GJ) (2)	$2.96	± $0.50	± 15
Chicago Natural Gas (USD/MMbtu)	$3.62	± $0.50	± 19
Mont Belvieu Propane (USD/usg)	$0.70	± $0.10	± 42
Foreign Exchange Rate (USD/CAD)	$1.38	± $0.05	± 48
Pembina Share Price (CAD/share)		± $1.00	± 4
(1)	Includes the impact of Pembina's hedging program.
(2)

In addition, Pembina has asymmetric exposure to AECO natural gas prices through a commercial contract with a customer, where Pembina benefits as AECO price rises but does not have downside risk relative to AECO pricing at October 31, 2023.

2024 Capital Investment

Pembina's 2024 capital program is expected to be allocated as follows:

($ millions)	2024 Budget (1)
Pipelines Division	$380
Facilities Division	$323
Marketing & New Ventures Division	$7
Corporate	$40
Capital Expenditures	$750
Contributions to Equity Accounted Investees	$130
Capital Expenditures and Contributions to Equity Accounted Investees	$880
(1)	Capital budget shown in Canadian dollars based on a forecasted average USD/CAD exchange rate of 1.38.

The 2024 capital investment program reflects approximately $100 million of deferrals of capital expenditures from 2023 into 2024 due to project reprioritization and execution timing.

Pipelines Division capital expenditures primarily relate to the construction of the Phase VIII Peace Pipeline Expansion and the NEBC MPS Expansion; development spending on potential future projects, including new pipelines and terminal upgrades within the NEBC Pipeline system and downstream systems between Taylor, British Columbia and Gordondale, Alberta; and investments in smaller growth projects, including various laterals and terminals.

Capital expenditures in the Facilities Division primarily relate to construction of the RFS IV Expansion, smaller growth projects and sustaining capital spending.

Capital expenditures within the Marketing and New Ventures Division and the Corporate segment are primarily targeted at information technology enhancements to further the Company's continuous improvement aspirations.

Contributions to Equity Accounted Investees primarily relate to contributions to PGI to fund development of the K3 Cogeneration Facility, as well as development activities for the Alberta Carbon Grid.

The Company's 2024 capital program includes:

  $90 million of non-recoverable sustaining capital to support safe and reliable operations.
  $50 million related to digitization, technology, and systems investments, which aim to enhance operational efficiency.

In addition to the 2024 capital investment program detailed above, Pembina is in development of additional growth projects that could increase the program by up to $280 million. This includes approximately $210 million related to pre-FID contributions for Cedar LNG and approximately $70 million related to growth projects to accommodate growing WCSB volumes and incremental demand for transportation and gas processing services.

Further, Cedar LNG recently achieved a significant milestone with the signing of a heads of agreement ("HOA") with Samsung Heavy Industries Co., Ltd. ("SHI") and Black & Veatch Corporation. The HOA provides Cedar LNG, on an exclusive basis with SHI and Black & Veatch, secure access to shipyard capacity to meet Cedar LNG's target commercial operations date. The parties expect to finalize a lump sum engineering, procurement, and construction agreement prior to year end, which will provide Cedar LNG with the necessary services to construct the project, subject to a positive FID. In connection with, and following execution of, the lump-sum engineering, procurement, and construction agreement, Pembina expects to take additional steps and will be required to provide letters of credit to progress upstream infrastructure projects prior to an FID. Such letters of credit, net to Pembina, are currently expected to be up to $200 million, which may become payable in the case of a negative FID. In conjunction with a positive FID, these letters of credit will be transferred to Cedar LNG.

Cedar LNG continues to progress the key project deliverables, including finalizing the lump-sum engineering, procurement, and construction contract, definitive liquefaction tolling agreements, and inter-project agreements with Coastal GasLink and LNG Canada. Given the complexity and sequencing of aligning the multiple work streams required to facilitate the project financing, an FID is now expected by the end of the first quarter 2024.

Capital Allocation

Throughout 2022 and 2023, Pembina has generated substantial free cash flow, which has been allocated to strengthening the balance sheet and returning capital to shareholders. During this time, Pembina has raised the quarterly common share dividend by six percent, repurchased approximately $400 million of common shares, and redeemed $300 million of preferred shares. Over the same period, Pembina has paid down debt, reducing leverage below the low end of its target range in anticipation of funding future capital projects.

In 2024, at the midpoint of the Company's guidance range, the approved 2024 capital program of $880 million is expected to be fully funded with cash flow from operating activities, net of dividends. Pembina expects any excess free cash flow in 2024 to be used to pay down debt and will continue to evaluate the merits of debt repayment relative to additional share repurchases, taking into account prevailing market conditions and risk-adjusted returns, as well as the funding requirements for future capital projects. Pembina’s solid financial position provides the flexibility to maintain strong leverage ratios across the guidance range and under various capital program scenarios. Pembina expects to exit 2024 with a proportionately consolidated debt-to-adjusted EBITDA ratio of 3.3 to 3.6 times.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's 2024 adjusted EBITDA expectations and 2024 capital investment program; Pembina's capital allocation plans, including with respect to debt repayment and share repurchases; expected cash flow from operating activities in 2024 and the uses thereof; expected 2023 year-end financial results; anticipated income tax expenses for 2023 and 2024; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities and the anticipated impacts thereof; expectations about industry activities and development opportunities, as well as the anticipated benefits thereof; expectations about the demand for services, including expectations in respect of increased utilization across Pembina's assets, future tolls and volumes; planning, construction, capital expenditure and cost estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, power output, project completion and in-service dates, rights, activities and operations with respect to planned construction of, or expansions on, pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or infrastructure; the development and anticipated benefits of Pembina's new projects and developments, including the K3 Cogeneration Facility, the Cedar LNG project and the NEBC MPS Expansion, including the completion and timing thereof; expectations regarding the Cedar LNG lump sum engineering, procurement, and construction agreement, including steps taken in connection therewith, the terms thereof and Pembina's financial commitments in relation thereto; the impact of current market conditions on Pembina; Pembina's hedging strategy and expected results therefrom; Pembina's capital structure, including future actions that may be taken with respect thereto and expectations regarding future uses of cash flows and uses thereof, repayments of existing debt, new borrowings and securities issuances; and Pembina's commitment to, and ability to maintain, its financial guardrails.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist, and that Pembina has available capital for share repurchases, repayment of debt and funding its capital expenditures; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2022 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2022 (the "Annual MD&A"), which were each filed on SEDAR+ on February 23, 2023, as well as in Pembina's Management's Discussion and Analysis dated November 2, 2023 for the three and nine months ended September 30, 2023 (the "Interim MD&A") and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements with Pembina or one or more of its affiliates; actions taken by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital on acceptable terms; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2024 adjusted EBITDA, 2024 proportionately consolidated debt-to-adjusted EBITDA and 2023 and 2024 income tax expense guidance contained herein as of the date of this news release. The purpose of the 2024 adjusted EBITDA, 2024 proportionately consolidated debt-to-adjusted EBITDA and 2023 and 2024 income tax expense guidance is to assist readers in understanding expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed adjusted EBITDA, a non-GAAP financial measure, and proportionately consolidated debt-to-adjusted EBITDA, a non-GAAP ratio, which that do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance or cash flows specified, defined or determined in accordance with IFRS, including revenue or earnings.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the Annual MD&A, which information is incorporated by reference in this news release. The Annual MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

The equivalent historical non-GAAP financial measure to 2024 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2022.

12 Months Ended December 31, 2022	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss) before income tax	1,415	1,804	708	(708)	3,219
Adjustments to share of profit from equity accounted investees and other	172	271	25	—	468
Net finance costs (income)	28	13	27	418	486
Depreciation and amortization	396	196	44	47	683
Unrealized gain on commodity-related derivative financial instruments	—	(50)	(83)	—	(133)
Gain on PGI Transaction	—	(1,110)	—	—	(1,110)
Transaction costs incurred in respect of acquisitions	—	(1)	—	—	(1)
Impairment charges, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	116	14	—	4	134
Adjusted EBITDA	2,127	1,137	721	(239)	3,746
Adjusted EBITDA per common share – basic (dollars)					6.78

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

12 Months Ended December 31, 2022	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Share of profit (loss) from equity accounted investees - operations	171	108	82	361
Adjustments to share of profit from equity accounted investees:
Net finance costs	21	79	—	100
Income tax expense	—	14	—	14
Depreciation and amortization	149	138	25	312
Unrealized loss on commodity-related derivative financial instruments	—	27	—	27
Transaction costs incurred in respect of acquisitions	—	13	—	13
Share of earnings in excess of equity interest (1)	2	—	—	2
Total adjustments to share of profit from equity accounted investees	172	271	25	468
Adjusted EBITDA from equity accounted investees	343	379	107	829
(1)	Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.

Proportionately Consolidated Debt-to-Adjusted EBITDA

Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	September 30, 2023	December 31, 2022
Loans and borrowings (current)	650	600
Loans and borrowings (non-current)	9,329	9,405
Loans and borrowings of equity accounted investees	2,781	3,366
Proportionately consolidated debt	12,760	13,371
Adjusted EBITDA	3,716	3,746
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.4	3.6

($ millions)	12 Months Ended September 30, 2023	9 Months Ended September 30, 2023	12 Months Ended December 31, 2022	9 Months Ended September 30, 2022
Earnings before income tax	1,687	1,374	3,219	2,889
Adjustments to share of profit from equity accounted investees and other	673	508	468	320
Net finance costs	463	350	486	373
Depreciation and amortization	647	485	683	521
Unrealized gain on commodity-related derivative financial instruments	137	78	(133)	(192)
Gain on PGI Transaction	—	—	(1,110)	(1,110)
Transaction costs incurred in respect of acquisitions	—	—	(1)	(1)
Impairment charges, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	109	(4)	134	21
Adjusted EBITDA	3,716	2,791	3,746	2,821
	=A+B-C	A	B	C

Contacts

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com